September 11, 2012

Michael R. Clampitt

Senior Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MBT Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 14, 2012 Form 10-Q for Fiscal Quarter Ended March 31, 2012 Filed May 15, 2012 SEC File No. 000-30973

Dear Mr. Clampitt:

We are in receipt of the letter from the Staff of the Securities Exchange Commission, dated August 27, 2012, regarding our response letter dated August 9, 2012. Our responses follow your comments, which we have reproduced in bold and italicized print.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In our responses, where requested, we have agreed to change the disclosures in our future filings. We are doing so in order to improve our disclosures, not because we believe our filings are materially deficient or inaccurate.

Form 10-K

Exhibits and Financial Statement Schedules

Financial Statements

(3) Investment Securities, pages 43-46

1.	We have reviewed your response to prior comment three from our letter dated July 26, 2012. In your response, you state that default rates are estimated using historical analyses of default rates of issuers which have deferred, and the most significant evidence is provided by a Salomon Smith Barney research report entitled Historical Default Rates of FDIC-Insured Commercial Banks, 1934-2001. Please tell us how your methodology allows you to consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future defaults. Clarify whether you had different estimates of defaults for each security owned or whether you used the same credit default assumption based on the average long term performance of FDIC regulated banks for all of your securities. Refer to ASC 320-10-35-33F through 33I for guidance.

Management’s Response:

In accordance with ASC 320-10-35-33F through 33I, MBT Financial Corp. considers the available evidence to determine the ultimate collectability of each security individually. The information reviewed includes the remaining payment terms of the security, estimated prepayments, the financial condition of the issuer, expected defaults, and the value of the underlying collateral.

We own three pooled Trust Preferred Collateralized Debt Obligations (CDOs). These CDOs are debt securities issued by special purpose entities that own trust preferred stock issued by banks and insurance companies. The trust preferred stock owned by the special purpose entities is the collateral that backs the debt securities we own. The three pooled CDOs that we own have final maturity dates in 2033, 2035, and 2037. In order to project the expected cash flows of the CDO securities we own, the third party valuation service we use estimates the shorter term deferral rates, default rates, and loss severity rates of the banks and insurance companies that issued the collateral backing each pooled CDO. The three CDOs we own each have different collateral, so the credit default assumptions are different for each of the three CDOs we own. Due to the long term nature of the CDOs, the valuation service uses the Salomon report averages to estimate the longer term deferral and default rates for developing the longer term cash flow projections.

2.	Please explain in further detail how you estimate deferrals. In your response, you state that the most significant evidence in estimating deferrals is the comparison of key financial ratios to industry benchmarks. Please tell us how your methodology allows you to consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals. Clarify whether you had different estimates of deferrals for each security or whether you used the same assumptions for all securities.

Management’s Response:

The pooled trust preferred CDO securities allow each individual issuer of the collateral to defer interest payments for up to five years. Near term deferral rates are estimated based on key financial ratios relating to the capitalization, asset quality, profitability, and liquidity for each individual issuer of the collateral. These ratios are benchmarked against ratios of other financial institutions to determine which individual collateral issuers are likely to defer interest payments in the near term. Each CDO has unique collateral, and we use this process to develop different estimates of deferrals for each of the three CDOs that we own.

Our goal is to properly comply with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Please contact me at (734) 242-1879 if you have any questions, concerns or if you would like further information about this response.

Sincerely,

/s/ John L. Skibski

John L. Skibski

Executive Vice President &

Chief Financial Officer